October 7, 2024

Adam Rymer
Chief Financial Officer
Chipotle Mexican Grill, Inc.
610 Newport Center Drive, Suite 1100
Newport Beach, CA 92660

       Re: Chipotle Mexican Grill, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2023
           File No. 001-32731
Dear Adam Rymer:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services